Wachtell, Lipton, Rosen & Katz

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000
MARTIN LIPTON	JODI J. SCHWARTZ			MARK GORDON	DAVID E. SHAPIRO
HERBERT M. WACHTELL	ADAM O. EMMERICH			JOSEPH D. LARSON	DAMIAN G. DIDDEN
LAWRENCE B. PEDOWITZ	GEORGE T. CONWAY III			LAWRENCE S. MAKOW	ANTE VUCIC
PAUL VIZCARRONDO, JR.	RALPH M. LEVENE			JEANNEMARIE O’BRIEN	IAN BOCZKO
PETER C. HEIN	RICHARD G. MASON			WAYNE M. CARLIN	MATTHEW M. GUEST
HAROLD S. NOVIKOFF	MICHAEL J. SEGAL	—————————		STEPHEN R. DiPRIMA	DAVID E. KAHAN
MEYER G. KOPLOW	DAVID M. SILK	GEORGE A. KATZ (1965-1989)		NICHOLAS G. DEMMO	DAVID K. LAM
THEODORE N. MIRVIS	ROBIN PANOVKA	JAMES H. FOGELSON (1967-1991)		IGOR KIRMAN	BENJAMIN M. ROTH
EDWARD D. HERLIHY	DAVID A. KATZ	LEONARD M. ROSEN (1965-2014)		JONATHAN M. MOSES	JOSHUA A. FELTMAN
DANIEL A. NEFF	ILENE KNABLE GOTTS	—————————		T. EIKO STANGE	ELAINE P. GOLIN
ERIC M. ROTH	DAVID M. MURPHY	OF COUNSEL		DAVID A. SCHWARTZ	EMIL A. KLEINHAUS
ANDREW R. BROWNSTEIN	JEFFREY M. WINTNER			JOHN F. LYNCH	KARESSA L. CAIN
MICHAEL H. BYOWITZ	TREVOR S. NORWITZ	WILLIAM T. ALLEN	PHILIP MINDLIN	WILLIAM SAVITT	RONALD C.CHEN
PAUL K. ROWE	BEN M. GERMANA	PETER C. CANELLOS	ROBERT M. MORGENTHAU	ERIC M. ROSOF	GORDON S. MOODIE
MARC WOLINSKY	ANDREW J. NUSSBAUM	DAVID M. EINHORN	BERNARD W. NUSSBAUM	MARTIN J.E. ARMS	DONGJU SONG
DAVID GRUENSTEIN	RACHELLE SILVERBERG	KENNETH B. FORREST	ERIC S. ROBINSON	GREGORY E. OSTLING	BRADLEY R. WILSON
STEVEN A. ROSENBLUM	STEVEN A. COHEN	THEODORE GEWERTZ	PATRICIA A. ROBINSON*	DAVID B. ANDERS	GRAHAM W. MELI
STEPHANIE J. SELIGMAN	DEBORAH L. PAUL	MAURA R. GROSSMAN	MICHAEL W. SCHWARTZ	ANDREA K. WAHLQUIST	GREGORY E. PESSIN
JOHN F. SAVARESE	DAVID C. KARP	RICHARD D. KATCHER	ELLIOTT V. STEIN	ADAM J. SHAPIRO	CARRIE M. REILLY
SCOTT K. CHARLES	RICHARD K. KIM	THEODORE A. LEVINE	WARREN R. STERN	NELSON O. FITTS	MARK F. VEBLEN
DAVID S. NEILL	JOSHUA R. CAMMAKER	DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS	JOSHUA M. HOLMES
		ROBERT B. MAZUR	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA
—————————
COUNSEL

		DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
		AMANDA K. ALLEXON	MARK A. KOENIG
		LOUIS J. BARASH	J. AUSTIN LYONS
		DIANNA CHEN	ALICIA C. McCARTHY
		ANDREW J.H. CHEUNG	SABASTIAN V. NILES
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

December 1, 2014

VIA HAND DELIVERY AND EDGAR

Mr. Daniel L. Gordon
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Ventas, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 17, 2014
File No. 333-198789

Dear Mr. Gordon:

On behalf of Ventas, Inc. (“Ventas” or the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s amendment no. 1 to the registration statement on Form S-4 filed with the Commission on October 17, 2014 (the “Registration Statement”) contained in your letter dated October 29, 2014 (the “Comment Letter”), I submit this letter containing the Company’s

Daniel L. Gordon

United States Securities and Exchange Commission

December 1, 2014

response to the Comment Letter.  The Company respectfully notes to the Staff that it is filing an amendment to the Registration Statement (“Amendment No. 2”) on the date hereof to update the financial information presented in the Registration Statement, including the unaudited pro forma condensed consolidated financial statements and the unaudited pro forma portfolio information, for the results of operations of Ventas and American Realty Capital Healthcare Trust, Inc. as of and for the nine months ended September 30, 2014, as previously filed with the Commission, and to update certain additional information in the Registration Statement, including with respect to the record date for American Realty Capital Healthcare Trust, Inc.'s special meeting of stockholders.  We are separately furnishing to the Staff six courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

For your convenience, we have set out the text of the comment from the Comment Letter followed by our response.  Page numbers referenced in the responses refer to page numbers in Amendment No. 2.

Note 3 — Adjustments to Unaudited Pro Forma Condensed Consolidated Statements of Income, page 111

1.                                      We note from your revised disclosure in footnote (P) that the weighted average useful life for in-place lease intangibles is 6.6 years and that amortization expense for the period ending December 31, 2013 is approximately $55.2 million, which represents approximately 30% of the acquired in-place lease intangibles based on the preliminary purchase price allocation. Please provide further details on how you calculated the amortization adjustment amounts for in-place lease intangibles for each period. In your response please explain in detail how you determined the value and the useful lives of the in-place lease intangibles and the basis for your conclusion.

Response:  The Company determined the purchase price allocation and estimated useful lives of the tangible and intangible assets to be acquired and liabilities to be assumed in the Merger with the assistance of a third-party valuation firm.  The Company believes the valuation firm’s methodologies were consistent with Ventas’s accounting policies and with similar valuations performed in prior completed acquisitions.

In general, the fair value of acquired lease-related intangibles reflects the estimated value of in-place leases including (i) the costs to lease the acquired space, including leasing commissions and (ii) an estimated value of the absorption period to reflect the value of the rent and recovery costs foregone during a reasonable lease-up period as if the acquired space was vacant.

The Company respectfully refers the Staff to footnotes (C) and (O) on pages 108 and 110 of Amendment No. 2, which note that in-place lease intangibles represent $180 million of the $215 million preliminary estimated fair value of acquired lease intangibles.  $43 million of those in-place lease intangibles are associated with to-be-acquired seniors housing operating assets that have a useful life of 12 months, and the remainder is associated with to-be-acquired MOBs and triple-net leased properties whose useful lives

Daniel L. Gordon

United States Securities and Exchange Commission

December 1, 2014

range from 23 months to 189 months, depending on the remaining lease terms for leased space in those buildings. Accordingly, the amortization adjustment amounts were calculated on that basis.

*                               *                                *                               *                                *                               *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1352 or by email at RPanovka@wlrk.com, or my colleague Ronald C. Chen at (212) 403-1117 or by email at RCChen@wlrk.com.

Sincerely,

/s/ Robin Panovka
Robin Panovka

cc.                                 T. Richard Riney, Ventas, Inc.

Thomas P. D’Arcy, American Realty Capital Healthcare Trust, Inc.

Peter M. Fass, Proskauer Rose LLP

Steven L. Lichtenfeld, Proskauer Rose LLP

Daniel Ganitsky, Proskauer Rose LLP